WESTERN COPPER AND GOLD CORPORATION

(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025

The following management discussion and analysis of Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is dated November 6, 2025 and provides an analysis of the Company's results of operations for the three and nine months ended September 30, 2025.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to its potential future performance. The information should be read in conjunction with Western's condensed interim consolidated financial statements for the three and nine months ended September 30, 2025, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting and Western's audited consolidated financial statements for the year ended December 31, 2024, and the notes thereto, which have been prepared in accordance with IFRS Accounting Standards. The Company's accounting policies are described in note 3 to the audited consolidated financial statements for the year ended December 31, 2024. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange ("TSX") and the NYSE American under the symbol WRN. The Company's Annual Information Form for the year ended December 31, 2024, ("AIF"), is filed with Canadian regulators on SEDAR+ at www.sedarplus.ca. This information, along with Western's annual report on Form 40-F, filed with the United States Securities and Exchange Commission (the "SEC"), is also available at edgar.sec.gov/edgar.shtml.

The operations of the Company are speculative due to the high-risk nature of the mining industry and given the Company is an exploration and permitting stage company. Western faces risks that are generally applicable to its industry and others that are specific to its operations. Certain key risks affecting the Company's current and future operations are discussed in its AIF and Form 40-F.  This list is not exhaustive.  Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company's operations. Such risk factors could materially affect the value of the Company's assets and future operating results, and could cause actual results to differ materially from those described in the forward-looking statements contained in this management discussion and analysis.  Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation and its wholly-owned subsidiary, Casino Mining Corp. ("Casino Mining"), are focused on advancing the Casino project ("Casino", "Project" or "Casino Project").  The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada.  Alongside an organizational commitment to sustainable mining practices, the Casino Project has the potential to become a landmark, multi-generational, critical minerals operation in Canada.

CORPORATE DEVELOPMENTS

Financings

On February 25, 2025, 1,500,000 warrants were exercised at an exercise price of $0.85 for gross proceeds of $1,275,000.

During the nine-months ended September 30, 2025, 1,383,334 stock options were exercised at a weighted average exercise price of $1.54 for gross proceeds of $1,857,084.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2025
(Expressed in Canadian dollars, unless otherwise indicated)

On May 6, 2024, the Company completed a private placement with Rio Tinto Canada Inc. ("Rio Tinto") pursuant to Rio Tinto's participation rights as a result of the bought deal public offering completed on April 30, 2024.  Rio Tinto acquired 2,609,890 common shares of the Company at a price of $1.90 per common share for gross proceeds of $4,958,791 resulting in Rio Tinto maintaining their 9.7% ownership in the Company (Rio Tinto currently holds 9.4%).

On April 30, 2024, the Company completed a bought deal public offering of 24,210,526 common shares of the Company at a price of $1.90 per common share for gross proceeds of $46.0 million.

On March 25, 2024, the Company completed a private placement with Rio Tinto pursuant to Rio Tinto's subscription rights as a result of the private placement completed on March 1, 2024.  Rio Tinto acquired 239,528 common shares of the Company at a price of $1.35 per common share for gross proceeds of $323,363.

On March 1, 2024, the Company completed a private placement with Sandeep Singh, President and Chief Executive Officer ("CEO") of the Company. Mr. Singh acquired 2,222,222 common shares at a price of $1.35 per share for gross proceeds of approximately $3 million.

Strategic Investment by Mitsubishi Materials Corporation

On May 28, 2025, the Company announced that Mitsubishi Materials Corporation ("Mitsubishi Materials") has completed the precondition for the previously announced extension of their investor rights agreement from April 15, 2025. Mitsubishi Materials acquired two million common shares of the Company through open market purchases, taking their overall ownership to approximately 5.0%. Consequently, the investor rights agreement between the two groups has now been extended to May 30, 2026, in accordance with the amended terms announced on April 15, 2025. These purchases are non-dilutive to existing shareholders, as no new shares were issued by the Company.

In connection with this extended and revised investor rights agreement, Mitsubishi Materials, has certain rights until May 30, 2026, including the continued right to appoint:

(a) one member to a Casino Project Technical and Sustainability Committee, and

(b) the right to appoint the greater of one director of the Company or 17% of the number of directors (rounding to the nearest whole number), if Mitsubishi Materials' ownership increases to at least 12.5%.

Until May 30, 2026, Mitsubishi Materials also has the right to participate in future equity issuances to maintain its ownership in the Company and, in the event its ownership increases to 8.0%, will be provided with a one-time "demand registration right" and "piggy-back registration rights." Mitsubishi Materials will have the right of first negotiation, until the later of (a) its ownership falling below 3.0%, and (b) May 30, 2026, to offtake at least its proportionate share of minerals produced from the Casino Project.

Strategic Investment by Rio Tinto Canada

On June 16, 2025, the Company extended and revised the investor rights agreement with Rio Tinto Canada Inc. ("Rio Tinto"). As part of the revised investor rights agreement, Rio Tinto will continue to hold a seat on the Casino Technical and Sustainability Committee. Rio Tinto's existing standstill and trading restrictions, along with certain other obligations, will remain in effect, while the previous board observer right and potential board seat rights, have been extinguished. The revised investor rights agreement will expire on the earlier of November 30, 2026, or when Rio Tinto's ownership falls below 5%.  Rio Tinto has a 9.4% ownership interest in the Company.

2

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2025
(Expressed in Canadian dollars, unless otherwise indicated)

Under the amended and restated investor rights agreement until November 26, 2026, Rio Tinto has agreed:

  not to sell, transfer, offer or otherwise dispose of any shares, subject to certain exceptions not to acquire any securities of the Company, subject to certain exceptions to abstain from voting or vote any shares in favor of each director nominated by the board of directors of the Company for election by shareholders.

In connection with this extended and revised the investor rights agreement, Rio Tinto has certain rights until November 26, 2026, including the right to appoint:

  one member to the Casino Project Technical and Sustainability Committee
  up to three secondees to the Casino Project
  the right to participate in future equity issuances to maintain its ownership in the Company a one-time "demand registration right" and "piggy-back registration rights."

On May 6, 2024, the Company completed a private placement with Rio Tinto pursuant to Rio Tinto's participation rights as a result of the bought deal public offering completed on April 30, 2024.  Rio Tinto acquired 2,609,890 common shares of the Company at a price of $1.90 per common share for gross proceeds of $4,958,791 resulting in Rio Tinto maintaining their 9.7% ownership in the Company at the time (Rio Tinto currently holds 9.4%).

On March 25, 2024, the Company completed a private placement with Rio Tinto pursuant to Rio Tinto's subscription rights as a result of the private placement completed on March 1, 2024.  Rio Tinto acquired 239,528 common shares of the Company at a price of $1.35 per common share for gross proceeds of $323,363.

Management and Board Changes

On June 14, 2025, following the voting results from the Company's Annual General Meeting, the Company announced the appointment of Pamela O'Hara to the board of directors. Dr. Bill Williams and Tara Christie did not stand for re-election.

On January 2, 2025, the Company announced it had completed its previously announced management succession process. Dr. Paul West-Sells' role as President of the Company concluded on December 31, 2024, and Mr. Sandeep Singh has assumed the role of President alongside his existing responsibilities as CEO.

On September 27, 2024, the Company announced the appointment of Mr. Raymond Threlkeld as Chairman of the Board. Mr. Threlkeld, who joined the Board on June 27, 2024, succeeded Dr. Bill Williams, who served as Interim Chairman since February 22, 2024.

On July 16, 2024, the Company announced that in mid-August Mr. Michael Psihogios would take over the role as Chief Financial Officer ("CFO") from Mr. Varun Prasad.  Concurrently the Company announced that in early August Mr. Jeff Eng would be assuming the role of Vice President, Projects.

On February 22, 2024, Mr. Sandeep Singh was appointed CEO of the Company.

3

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2025
(Expressed in Canadian dollars, unless otherwise indicated)

CASINO PROJECT UPDATE

Permitting and Submission of the Environmental and Socio-economic Effects Statement ("ESE Statement")

On October 6, 2025, the Company announced the submission of its ESE Statement for the proposed Casino Project to the Yukon Environmental and Socio-economic Assessment Board ("YESAB").

The submission is an important step in the Panel Review process under the Yukon Environmental and Socio-economic Assessment Act ("YESAA"), representing a significant positive step in the permitting process for Casino.

The ESE Statement details the assessment of potential Project-related and cumulative environmental and socio-economic effects for Valued Environmental and Socio-economic Components ("VESECs"). With the implementation of a comprehensive suite of environmental management measures, including mitigation measures, management and monitoring plans, and an adaptive management approach, Project-related residual effects and any cumulative residual effects were assessed to be not significant across all VESECs.

The next step will involve a sufficiency check by YESAB's Executive Committee to confirm that the ESE Statement meets the ESE Statement Guidelines, as well as other preparatory steps by YESAB to formally establish the Panel of the Board, which will conduct a comprehensive assessment of the Project.

Economic Impacts of the Casino Project

The Company engaged MNP LLP, a Canadian accounting and consulting firm, to conduct updated economic impact modeling that quantifies Casino's direct, indirect, and induced economic effects across Canada.

Study Highlights (at US$3.60/lb Cu and US$1,700/oz Au):

- Economic Growth: Over its proposed 27-year mine life, Casino is estimated to contribute over C$44 billion to Canada's GDP, including over C$37 billion in the Yukon.

- Job Creation: Casino would directly employ approximately 700 workers and create an additional 2,000 jobs across suppliers, contractors, and local businesses, generating over C$12 billion in wages and salaries over the mine life.

- Government Revenues: Each year, Casino is forecasted to generate C$175 million in tax revenue for the Government of Yukon and C$231 million for the Government of Canada.

- Critical Minerals Production in Canada: Casino is positioned to become one of North America's largest producers of copper and molybdenum - both included on Canada's official list of critical minerals, with copper designated as one of six priority critical minerals essential for economic growth.

Infrastructure

The Company continues to provide updates on infrastructure initiatives supporting the development of Casino Project, including the B.C.-Yukon Grid Connect Project, Yukon Resource Gateway Project, and the Port of Skagway Transportation Study.

B.C.-Yukon Grid Connect Project:

On September 17, 2024, Natural Resources Canada ("NRCan") conditionally approved $40 million in funding to advance pre-feasibility work for a high-voltage transmission energy corridor connecting the isolated Yukon electrical grid to the North American grid in British Columbia (the "Grid Connect"). Western is pleased to report that the conditions for this funding have been met by the Yukon Development Corporation ("YDC"), an entity of the Government of Yukon, which included a 25% YDC funding commitment over and above the $40 million from NRCan. Subsequently, a contribution agreement with NRCan was officially signed in Ottawa on February 14, 2025, where project planning activities have since commenced. With its significant industrial load, the Casino Project is central to the concept behind the Grid Connect - its advancement signals confidence in the Casino Project's potential and its role in shaping the Yukon's future infrastructure. While Western continues to advance LNG as the Casino Project's base case power solution, the Company looks forward to working alongside YDC and First Nations to help make the grid connection a success.

4

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2025
(Expressed in Canadian dollars, unless otherwise indicated)

On October 1, 2025, YDC published a report on the shared benefits of the Grid Connect, noting that the project links Canada's northwest to the North American grid. The transmission line will electrify several diesel-reliant communities and significant critical mineral developments in the Yukon and B.C.'s Northwest Corridor.

Yukon Resource Gateway Project:

On March 22, 2025, the Government of Yukon announced the inclusion of the Dempster Highway in the Yukon Resource Gateway Project ("Gateway Project"), expanding the scope of the initiative to include Arctic security and regional connectivity. Whilst positive for the Yukon, a portion of funding previously allocated to the Casino Copper-Gold Access Road has been redirected to support this near-term priority. Western remains in close collaboration with the Yukon government, and discussions on future funding are expected to advance as the project moves through the environmental assessment process, which includes the road.

Port of Skagway Transportation Study:

Western has completed an updated transportation study evaluating options for shipping concentrate from the Casino Project to the Port of Skagway ("Skagway"). The study, conducted in collaboration with the Municipality of Skagway and the Government of Yukon, assessed both bulk and containerized transportation methods, assessed infrastructure requirements at Skagway, and provided feasibility-level capital and operating cost estimates across multiple scenarios. Several promising transportation alternatives were identified, with costs broadly in-line with, or lower than, the Company's 2022 feasibility study estimates. The Municipality of Skagway at its Borough Assembly Meeting on August 21, 2025, re-iterated its support for the transportation study, mineral shipments and related permitting at Skagway.

Drilling Program

On March 27, 2024, the Company announced the results from the 2023 drilling program (the "Drill Program") on its wholly-owned Casino copper-gold-molybdenum deposit.  The Drill Program was developed by Western's Technical and Sustainability Committee, which is comprised of members from Western, Rio Tinto and Mitsubishi Materials.

The 2023 Drill Program consisted of seven holes for 2,244 m ranging from 130 m to 556 m in length.  The drill holes were located inside the current pit boundaries and were selected to provide a range of grades, host rocks, and mineralogy.  The drill holes were also selected to convert indicated resource to measured.

Results from the Drill Program continued to show the importance of the Core Zone wherein relatively higher grades are encountered.

The 2023 Drill Program also included 783 m of geotechnical and hydrogeological drilling designed by Knight-Piesold Consulting, which targeted the ground conditions of the proposed open pit, stockpiles, tailings management facility, heap leaching facility, new airstrip, and the proposed Ranney well site.

5

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2025
(Expressed in Canadian dollars, unless otherwise indicated)

Metallurgical Program

On February 13, 2025, the Company announced results from a supplemental metallurgical program (the "Metallurgical Program") for the Casino Project.

The Metallurgical Program used drill core composites of material representing potential mill feed taken from the 2023 diamond drilling program with more variable copper, gold, and molybdenum levels than had been tested in previous drill campaigns and from a broader period of planned mining, The fifteen composites of approximately 200 kg were subjected to detailed mineralogy, comminution testing, flotation testing and detailed analysis of copper concentrates. Composite preparation and all metallurgical test work was completed at ALS Metallurgy in Kamloops, B.C.

Standard processing methods continue to produce good recoveries for copper and gold, consistent with previous metallurgical work. The program achieved significantly higher recoveries for molybdenum.

Casino would produce a high gold grade copper concentrate and a separate molybdenum concentrate. Both are expected to be highly marketable given the very low levels of impurities.

The outline of the Metallurgical Program and the review of the results were developed by Western's Technical and Sustainability Committee, which is comprised of members from Western, Rio Tinto and Mitsubishi Materials.

Feasibility Study

On June 28, 2022, the Company released the results of its Feasibility Study (the "Study") on its wholly-owned Casino copper-gold-molybdenum deposit.  The Study considered the Project being constructed as an open pit mine, with a concentrator processing 120,000 tonnes per day (t/d) to recover copper, gold, molybdenum and silver, as well as a 25,000 t/d oxide heap leach facility to recover gold, silver and copper.

The Study supersedes all previous studies and incorporates an updated mineral resource and mineral reserve with an effective date of June 13, 2022.  The Study examines the development of the Casino Project, which comprises the processing of 1.43 billion tonnes of Mineral Reserve for both the mill and heap leach, with deposition of mill tailings and mine waste in the Tailings Management Facility ("TMF") consistent with the design concepts considered during the Best Available Tailings Technology ("BATT") Study as a base case development.

Unless otherwise indicated, all references to "$" are to Canadian dollars and references to "US$" are to United States dollars.

RESULTS

The Study indicates that the potential economic returns from the Project justify its further advancement and securing of the required permits and licenses for operation.

The financial results of the Study were developed under commodity prices that were based on analyst projections of long-term metal prices and a CAN$:US$ exchange rate of 0.80 ("Base Case" prices).

6

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2025
(Expressed in Canadian dollars, unless otherwise indicated)

The following table summarizes the financial results:

Base Case
Copper (US$/lb)	3.60
Gold (US$/oz)	1,700
Molybdenum (US$/lb)	14.00
Silver (US$/oz)	22.00
Exchange Rate (C$:US$)	0.80

NPV pre-tax (5% discount, $millions)	5,768
NPV pre-tax (8% discount, $millions)	3,473
IRR pre-tax (100% equity)	21.2

NPV after-tax (5% discount, $millions)	4,059
NPV after-tax (8% discount, $millions)	2,334
IRR after-tax (100% equity)	18.1

LOM pre-tax free cash flow ($millions)	13,713
LOM after-tax free cash flow ($millions)	10,019

Initial Capital Costs ($millions)	3,618
Sustaining Capital Costs ($millions)	751
Total Capital Costs ($millions)	4,369

Payback period (years)	3.3
Net Smelter Return ($/t milled)	29.08

Copper Cash Cost (net of by-product credits) ($/lb)	(1.00)
Copper Cash Cost (co-product basis) ($/lb)	1.92
Gold Cash Cost (co-product basis) ($/oz)	908.53

MINERAL RESERVES

The Mineral Reserve estimate is based on an updated open pit mine plan and mine production schedule using commodity prices of US$3.25 per pound copper, US$1,700 per ounce gold, US$12.00 per pound molybdenum and US$22.00 per ounce silver.

All of the mineralization included in the Mineral Reserve estimate with respect to the Casino Project is contained on mineral titles controlled by Western.  The following table presents the Mineral Reserve that is the basis for this Study.

	Tonnes	NSR	Cu	Au	Mo	Ag	CuEq	Cu	Au	Mo	Ag
Mill Ore Reserve:	(Mt)	($/t)	(%)	(g/t)	(%)	(g/t)	(%)	(Mlbs)	(Moz)	(Mlbs)	(Moz)
Proven Mineral Reserve	140.1	38.50	0.31	0.39	0.024	2.1	0.67	944	1.8	74.9	9.4
Probable Mineral Reserve	1,076.9	23.68	0.17	0.19	0.021	1.6	0.36	4,135	6.7	497.1	55.5
Proven/Probable Reserve	1,217.1	25.38	0.19	0.22	0.021	1.7	0.40	5,079	8.5	571.9	64.9

	Tonnes	NSR	Au	Cu	Mo	Ag	AuEq	Au	Cu	Mo	Ag
Heap Leach Reserve:	(Mt)	($/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(Moz)	(Mlbs)	(Mlbs)	(Moz)
Proven Mineral Reserve	42.9	22.52	0.45	0.055	N/A	2.7	0.47	0.62	51.8	N/A	3.7
Probable Mineral Reserve	166.8	11.14	0.22	0.031	N/A	1.8	0.23	1.17	113.5	N/A	9.4
Proven/Probable Reserve	209.6	13.47	0.26	0.036	N/A	1.9	0.28	1.78	165.3	N/A	13.1

Notes:

1. The Mineral Reserve estimate has an effective date of June 13, 2022 and was prepared using the CIM Definition Standards (10 May 2014).

2. Columns may not sum exactly due to rounding.

3. Mineral Reserves are based on commodity prices of US$3.25/lb Cu, US$1550/oz Au, US$12.00/lb Mo, and US$22.00/oz Ag.

4. Mineral Reserves amenable to milling are based on NSR cutoffs that vary by time period to balance mine and plant production capacities.  They range from a low of $6.11/t to a high of $25.00/t.

7

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2025
(Expressed in Canadian dollars, unless otherwise indicated)

5. NSR value for supergene (SOX and SUS) mill material is NSR (C$/t) = $73.63 x recoverable copper (%) + $40.41 x gold (g/t) + $142.11 x moly (%) + 0.464 x silver (g/t), based on recoveries of 69% gold, 52.3% molybdenum and 60% silver.  Recoverable copper = 0.94 x (total copper - soluble copper).

6. NSR value for hypogene (HYP) mill material is NSR (C$/t) = $67.88 x copper (%) + $38.66 x gold (g/t) + $213.78 x moly (%) + $0.386 x silver (g/t), based on recoveries of 92.2% copper, 66% gold, 78.6% molybdenum and 50% silver.

7. Mineral Reserves amenable to heap leaching are based on an NSR cutoff of $6.61/t.

8. NSR value for leach material is NSR (C$/t) = $14.05 x copper (%) + $47.44 x gold (g/t) + $0.210 x silver (g/t), based on recoveries of 18% copper, 80% gold and 26% silver.

9. AuEq and CuEq values are based on prices of US$ 3.25/lb Cu, US$ 1550/oz Au, US$ 12.00/lb Mo, and US$ 22.00/oz Ag, and account for all metal recoveries and smelting/refining charges.

10. The NSR calculations also account for smelter/refinery treatment charges and payables.

On August 9, 2022, the Company filed a technical report titled "Casino Project, Form NI 43-101F1 Technical Report Feasibility, Yukon, Canada" with an effective date of June 13, 2022 (the "Report").  The Report summarizes the results of the Feasibility Study on the Casino copper-gold project, which results were first reported by the Company in a news release dated June 28, 2022.

Exploration and evaluation expenditures

Capitalized expenditures for the periods presented were as follows:

For the nine months ended September 30,	2025	2024
	$	$
Claims maintenance	38,133	23,376
Engineering	765,081	765,742
Exploration and camp support	899,055	435,761
Permitting	14,972,034	5,531,976
Salary and wages	1,441,926	880,826
Share-based payments	477,441	143,863

TOTAL	18,593,670	7,781,544

During the nine months ended September 30, 2025, the Company's activity focused on the Casino Project, including the advancement of permitting and engineering activity to support the submission of the ESE Statement to the YESAB Executive Committee, which occurred in October 2025. In addition, the Company's activity included engagement and consultation with First Nations that may be impacted by the Casino Project.

During the nine months ended September 30, 2024, the Company's activity focused on environmental activity and advancing work on the ESE statement under the new Guidelines.

Royalty payments

The Casino Property is subject to a 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada Limited assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company's unaudited condensed interim consolidated financial statements or the audited annual consolidated financial statements.

8

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2025
(Expressed in Canadian dollars, unless otherwise indicated)

As at and for the quarter ended	30-Sep-25	30-Jun-25	31-Mar-25	31-Dec-24
	$	$	$	$
Loss and comprehensive loss	890,292	627,995	637,066	1,593,628
Loss per share - basic and diluted	0.00	0.00	0.00	0.01
Cash and short-term investments	55,383,540	58,445,510	62,911,262	67,972,991
Exploration and evaluation assets	141,284,490	135,317,346	128,122,617	122,690,820
Total assets	198,287,325	197,154,774	193,998,798	192,793,386

As at and for the quarter ended	30-Sep-24	30-Jun-24	31-Mar-24	31-Dec-23
	$	$	$	$
Loss and comprehensive loss	680,737	3,040,114	1,607,351	532,485
Loss per share - basic and diluted	0.00	0.02	0.01	0.00
Cash and short-term investments	73,659,406	77,214,076	31,519,071	31,036,165
Exploration and evaluation assets	118,017,742	114,623,989	111,902,410	110,236,198
Total assets	193,616,218	193,502,877	146,323,856	143,918,373

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The scale and nature of the Company's corporate and administrative activity have remained relatively consistent over the periods presented above. Quarterly fluctuations in loss and comprehensive loss figures have mainly been driven by an increased gain on marketable securities, office and administration expenses, professional fees and shareholder communication and travel, offset by a decrease in stock-based compensation, wages and benefits and interest income.

During the three months ended September 30, 2025, the Company recognized interest income of $406,624 driven by its investments in cashable guaranteed investment certificates ("GICs"). The Company also incurred share-based payments totaling $474,126 due to the number of options granted, timing, valuation, and recognition differences relating to the underlying stock option grants. The Company also recorded a gain on marketable securities of $534,133.

During the three months ended June 30, 2025, the Company recognized interest income of $541,358 due to continued high interest-bearing balances. The Company also incurred share-based payments totaling $747,852 due to the number of options granted, timing, valuation, and recognition differences relating to the underlying stock option grants. The Company also recorded a gain on marketable securities of $909,174.

During the three months ended March 31, 2025, the Company recognized interest income of $666,364 due to higher interest-bearing balances. The Company also incurred share-based payments totaling $641,804 due to the number of options granted, timing, valuation, and recognition differences relating to the underlying stock option grants. The Company also recorded a gain on marketable securities of $775,000.

During the three months ended December 31, 2024, the Company recognized interest income of $791,360 due to higher interest-bearing balances and higher interest rates. The Company also incurred share-based payments totaling $533,224 due to timing, valuation, and recognition differences relating to the underlying stock option grants as well the recognition and amortization related to restricted share units (RSU's). In addition, the Company recorded accrued severance of $449,124 and short-term incentive plan bonuses of $187,285 during the period. The Company also recorded a loss on marketable securities of $150,000.

During the three months ended September 30, 2024, share-based payments totaled $586,662 due to the number of options granted, timing, valuation, and recognition differences relating to the underlying stock option grants, as well as accrued executive severance costs totaling $251,000. The Company also recorded interest income of $906,389 and a gain on marketable securities of $347,480, reducing the net and comprehensive loss.

9

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2025
(Expressed in Canadian dollars, unless otherwise indicated)

During the three months ended June 30, 2024, share-based payments totaled $690,293 due to the number of options granted, timing, valuation, and recognition differences relating to the underlying stock option grants. The Company also paid out a hiring bonus and accrued severance costs totaling $1,201,000. In addition, the Company recorded interest income of $637,884 and a loss on marketable securities of $426,680.

During the three months ended March 31, 2024, share-based payments totaled $642,961 due to the number of options granted, timing, valuation, and recognition differences relating to the underlying stock option grants. The Company also recognized higher legal costs due to an increase in legal activity.

During the three months ended December 31, 2023, the Company recognized interest income of $424,160 due to higher interest-bearing balances and higher interest rates.  The Company also incurred share-based payments totaling $170,754 due to timing, valuation, and recognition differences relating to the underlying stock option grants as well the recognition and amortization related to restricted share units (RSU's).

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized. As a result, the carrying value of exploration and evaluation assets increases from period to period.

During the three months ended September 30, 2025, June 30, 2025 and March 31, 2025, exploration and evaluation assets increased by $5,967,144, $5,431,797 and $7,194,729, respectively, primarily driven by the continuation of permitting related expenditures during the quarter to support the submission of the ESE Statement to the YESAB Executive Committee in 2025. The ESE Statement was submitted on October 3, 2025.

During the three months ended September 30, 2024 and December 31, 2024 exploration and evaluation assets increased by $3,393,753 and $4,673,078 respectively, this primarily included the advancement of permitting and engineering activity to support the submission of the ESE Statement to the YESAB Executive Committee in 2025. In addition, the Company's activity included engagement and consultation with First Nations that may be impacted by the project.

During the three months ended June 30, 2024, and March 31, 2024, exploration and evaluation assets increased by $2,721,579 and $1,666,212, respectively, as the Company continued work on its ESE Statement.

During the three months ended December 31, 2023, exploration and evaluation assets increased as the Company completed its drilling and exploration program as well as continued on-going work on its ESE Statement.

Cash, cash equivalents, and short-term investments

Cash is used to fund ongoing operations. Unless there is a significant financing transaction, total cash, cash equivalents and short-term investments are expected to decrease from one period to the next.

During the three months ended September 30, 2025, the Company received $1.4M from the exercise of options and $2.2M in proceeds from the sale of marketable securities.

10

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2025
(Expressed in Canadian dollars, unless otherwise indicated)

During the three months ended June 30, 2025, the Company received $429,500 from the exercise of options and $354,480 in proceeds from the sale of marketable securities.

During the three months ended March 31, 2025, the Company recorded an exercise of warrants for gross proceeds of $1.3M.

During the three months ended June 30, 2024, the Company completed a bought deal public offering and private placements for gross proceeds of $46.0M and $4.9M, respectively.

During the three months ended March 31, 2024, the Company completed private placements for gross proceeds of $3.3M.

As of September 30, 2025, the Company had cash equivalents and short-term investments in the form of Guaranteed Investment Certificate's as follows:

Classification	Weighted average rate	Weighted average term	Principal	Accrued Interest	Total
	%	days	$	$	$
Short-term investments	3.20	328	44,312,122	670,933	44,983,055
Cash equivalents[1]	2.70	90	3,811,287	6,203	3,817,490
Total	3.16	310	48,123,409	677,136	48,800,545

1In addition to cash equivalents the Company also had cash of $6,582,995 held in corporate accounts as of September 30, 2025.

RESULTS OF OPERATIONS

	Three Months ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	$	$	$	$

Depreciation	31,333	38,817	64,715	141,685
Filing and regulatory fees	25,284	12,714	303,991	337,536
Office and administration	274,105	159,446	598,924	440,002
Professional fees	180,952	68,107	536,861	681,285
Share-based payments	474,126	586,662	1,863,782	1,919,916
Shareholder communication and travel	216,514	156,222	570,179	576,738
Wages and benefits	631,958	909,057	2,049,748	3,310,671

CORPORATE EXPENSES	1,834,272	1,931,025	5,988,200	7,407,833

Foreign exchange (gain)	(3,223)	3,581	(194)	3,837
Interest income	(406,624)	(906,389)	(1,614,346)	(1,885,148)
Gain on marketable securities	(534,133)	(347,480)	(2,218,307)	(198,320)

LOSS AND COMPREHENSIVE LOSS	890,292	680,737	2,155,353	5,328,202

11

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2025
(Expressed in Canadian dollars, unless otherwise indicated)

THREE MONTHS ENDED SEPTEMBER 30, 2025

Western incurred a loss of $890,292 ($0.00 per common share) for the three months ended September 30, 2025, compared to a loss of $680,737 ($0.00 per common share) over the same period in 2024. The scale and nature of the Company's activity have remained generally consistent throughout these periods, but a few items led to differences in the comparative figures, as follows:

The Company recorded a gain on marketable securities of $534,133 during the three months ended September 30, 2025, compared to $347,480 during the same period in 2024 as a result of increases to the share price of the marketable securities held by Western at each period end date.

Interest income recorded of $406,624 during the three months ended September 30, 2025, compared to interest income of $906,389 during the same period in 2024 as higher rate bearing investments matured in the current period.

Professional fees increased by $112,845 during the three months ended September 30, 2025, compared to the same period in 2024 due to an increase in accrued audit and related fees for 2025 year-end compared to the same period in 2024.

Wages and benefits decreased by $277,099 during the three months ended September 30, 2025, due to certain severance payments for employees in the comparative period.

NINE MONTHS ENDED SEPTEMBER 30, 2025

Western incurred a loss of $2,155,353 ($0.01 per common share) for the nine months ended September 30, 2025, compared to a loss of $5,328,202 ($0.03 per common share) over the same period in 2024. The scale and nature of the Company's activity have remained generally consistent throughout these periods, but a few items led to differences in the comparative figures, as follows:

The Company recorded a gain on marketable securities of $2,218,307 during the nine months ended September 30, 2025, compared to $198,320 during the same period in 2024 as a result of increases to the share price of the marketable securities held by Western at each period end date.

Interest income recorded $1,614,346 during the nine months ended September 30, 2025, compared to an interest of $1,885,148 during the same period in 2024 as higher rate bearing investments matured in the current period.

Professional fees decreased by $144,424 during the nine months ended September 30, 2025, compared to the same period in 2024 due to a decrease in legal activity.

Wages and benefits decreased by $1,260,923 during the nine months ended September 30, 2025, due to certain severance payments for employees and bonuses awarded to certain executives in the comparative period.

Share based payments decreased by $56,134, driven by timing, valuation, and recognition differences relating to the underlying share-based compensation grants.

12

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2025
(Expressed in Canadian dollars, unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

For the nine months ended September 30,	2025	2024
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(2,460,966)	(3,751,854)
Financing activities	3,069,832	54,333,472
Investing activities	(4,410,698)	(60,071,886)
CHANGE IN CASH AND EQUIVALENTS	(3,801,832)	(9,490,268)

Cash and cash equivalents - beginning	14,202,317	25,971,261
CASH AND CASH EQUIVALENTS - ENDING	10,400,485	16,480,993

Cash and cash equivalents totaled $10,400,485 as at September 30, 2025 (December 31, 2024 - $14,202,317).  Cash and cash equivalents and short-term investments totaled $55,383,540 as at September 30, 2025 (December 31, 2024 - $67,972,991). Western's net working capital (current assets less current liabilities) as at September 30, 2025 totaled $51,338,257 (December 31, 2024 - $66,851,141).

Western is an exploration and permitting stage company. As at the date of this report, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations. Although the Company expects that the current cash and short-term investments on hand will be sufficient to fund anticipated operating activities in the next twelve months, it will require significant additional funding to complete the development and construction of the Casino mine.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the nine months ended September 30, 2025, the Company received $1,275,000 from the exercise of warrants, $1,857,084 from the exercise of options, and expended $62,252 on lease payments.

During the nine months ended September 30, 2024, the Company completed a bought deal public offering for gross proceeds of $45,999,999 and private placements for gross proceeds of $8,282,154.

During the nine months ended September 30, 2024, the Company received $3,465,000 from the exercise of stock options and expended $170,215 on lease payments.

The table below summarizes the actual use of proceeds incurred up to September 30, 2025, compared to the expected use of proceeds from the bought deal offering documents1:

	Expected Use of Proceeds (Offering Document)[1]	Actual Use of Proceeds to Date[2]
Permitting activities	$28,000,000	$22,420,592
Engineering activities	$4,000,000	$2,491,177

1 As per Short Form Prospectus dated April 24, 2024. Excludes expected use of proceeds for general corporate and working capital.

2 Up to September 30, 2025.

13

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2025
(Expressed in Canadian dollars, unless otherwise indicated)

The Company expects to incur the remaining permitting and engineering expenditures over the next 12 months.

Investing activities

Investing activities include both mineral property expenditures, and purchases and redemptions of short-term investments. Investments with an original maturity of greater than three months are considered short-term investments for accounting purposes. Purchases and redemptions of short-term investments are mainly driven by cash requirements and available interest rates.

During the nine months ended September 30, 2025, the Company redeemed, on a net basis, $8,187,879 in short-term investments, as well as generated proceeds of $2,571,837 from the sale of marketable securities. Additionally, the Company spent $15,120,339 on exploration and evaluation assets and $50,075 on fixed assets purchases.

During the nine months ended September 30, 2024, the Company purchased, on a net basis, $51,197,377 in short term investments and spent $8,874,509 on exploration and evaluation assets.

A summary of activities relating to the Casino Project is available under the Casino Project Update section at the beginning of this report.

OUTSTANDING SHARE DATA

As at the date of this report, the Company has 202,056,426 common shares outstanding. The Company also has 6,664,963 stock options outstanding with exercise prices ranging from $1.11 to $2.22, 1,285,555 restricted share units and 493,820 deferred share units to be settled by way of common shares issued from treasury.

CONTRACTUAL OBLIGATIONS

The Company leases office space and a vehicle in Whitehorse, Yukon. The future minimum lease payments by calendar year, presented on an undiscounted basis, are as follows:

Year	$
2025	47,444
2026	178,128
2027	73,025

TOTAL	298,597

The Company has no off-balance sheet arrangements and no long-term obligations other than those described throughout this document, or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

14

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2025
(Expressed in Canadian dollars, unless otherwise indicated)

KEY MANAGEMENT COMPENSATION

The Company's key management includes its directors and officers. The remuneration of key management during the periods presented was as follows:

	Three Months ended September 30,		Nine Months ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Salaries and director fees	539,100	706,782	1,635,739	2,804,010
Share-based payments	551,088	559,905	1,896,393	1,854,011

KEY MANAGEMENT COMPENSATION	1,090,188	1,266,687	3,532,132	4,658,021

Share-based payments represent the fair value of stock options, RSUs and DSUs previously granted to directors and officers during the periods presented above. Salaries and share-based payments for certain officers are capitalized in exploration and evaluation assets and the balance is recognized in the statement of loss and comprehensive loss.

During the three and nine months ended September 30, 2025, the Company recorded a bonus accrual of $181,501 and $544,504, respectively, which is recorded in salaries and director fees above. In the comparable period, figures included certain severance payments for employees and bonuses awarded to certain executives.

During the three and nine months-ended September 30, 2025, the Company paid fees of $33,369 to a company controlled by a director of the Company for consulting services related to permitting activities for the Casino Project. There were no such fees incurred during the three and nine months ended September 30, 2024.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates and judgements

The preparation of financial statements in conformity with IFRS accounting standards requires to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Differences may be material.

Exploration and evaluation assets

The carrying amount of the Company's exploration and evaluation assets represents costs net of write-downs and recoveries to date and does not necessarily reflect present or future values.  Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company's assets are reviewed for indication of impairment at each balance sheet date.  If indication of impairment exists, the assets' recoverable amount is estimated.  If the assets' carrying amount exceeds the recoverable amount, then an impairment loss is recognized in the statement of loss. The Company's review did not identify any indication of impairment.

15

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2025
(Expressed in Canadian dollars, unless otherwise indicated)

Judgment is required in assessing whether a mineral property is in the exploration and evaluation phase and should be classified as an exploration and evaluation asset or if the exploration and evaluation phase has been completed and the mineral property should be reclassified as property and equipment. We determined that although a feasibility study for the Casino Project has been completed, the Company has not yet received the necessary licenses and permits required to consider the exploration and evaluation stage to have been completed.

ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted.  Management is currently assessing the effect of these amendments on our financial statements.

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements.

Retrospective application is required, and early application is permitted. Management is currently assessing the effect of this new standard on our financial statements.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

16

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2025
(Expressed in Canadian dollars, unless otherwise indicated)

The President & CEO and the CFO assessed the design and operating effectiveness of the Company's internal control over financial reporting as of December 31, 2024 and determined that it's ICFR was effective as of December 31, 2024.

In making this assessment, the Company's management uses the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework.

There has been no change in the Company's ICFR during the nine-months ended September 30, 2025, that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The President & CEO and the CFO evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2024. Based on this evaluation, our President & CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2024 and as of September 30, 2025, there has been no material change in our disclosure controls and procedures.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company has exposure to liquidity, credit, and market risk from the use of financial instruments.  Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, and accounts payable and accrued liabilities.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  The Company closely monitors its liquidity position and endeavours to ensure it has adequate sources of funding to finance its projects and operations.  Some of the Company's cash is invested in redeemable GICs, which are highly liquid investments and available to discharge obligations when they come due.  The Company does not maintain a line of credit.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy. Cash and cash equivalents and short-term investments are held with Schedule 1 chartered banks in Canada. Substantially all cash and cash equivalents and short-term investments held with financial institutions exceed government-insured limits. We have established credit policies that seek to minimize our credit risk by entering into transactions with investment grade credit worthy and reputable financial institutions. The carrying amount of financial assets, other than marketable securities, recorded in the financial statements represents Western's maximum exposure to credit risk.

17

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2025
(Expressed in Canadian dollars, unless otherwise indicated)

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each balance sheet date.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's financial assets and liabilities are not exposed to interest rate risk due to their short-term nature and maturity. Cash and equivalents and short-term investments are subject to fixed interest rates. The Company is not subject to interest rate risk.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information contained in this MD&A that are not historical facts are forward-looking information and forward-looking statements within the meaning of applicable securities legislation and involve risks and uncertainties (collectively, "forward-looking statements"). Certain forward-looking information may also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102.  The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding prospective financial performance, financial position or cash flows and readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may provide to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates; the results of metallurgical testing programs; the timing and amount of any estimated future production, costs of production, and capital expenditures; project schedules; the Company's proposed plan for its properties, including the development of the Casino Project; recommended work programs; costs and timing of the development of new deposits; success of exploration and permitting activities; permitting timelines; currency fluctuations; requirements for additional capital; government policy between Canada and the United States, including potential tariffs and retaliatory tariffs, regulation of mineral exploration or mining operations; environmental risks; the review of the submitted Environmental and Socio-economic Effects Statement and the timing thereof; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; the timing and possible outcome of potential litigation; the potential advancement of a high-voltage transmission line network connecting the Yukon electrical grid to the North American grid in British Columbia; and the impact of potential global pandemics on the Company's business and operations. In certain cases, forward-looking statements can be identified by words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may" or "may not", "could", "would" or "would not", "might" or "will be", "occur" or "be achieved". Such statements are included, among other places, under the heading "Casino Project Update" in this MD&A and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and mineral resource estimates; exploration and evaluation expenditures; results of the Study (including projected economic returns, operating costs, capital costs and other financial results in connection with the Casino Project); cash flow forecasts; exploration results at the Company's properties; budgets; work programs; permitting and other timelines; the Company's engagement with local communities; estimated timing for construction of, and production from, any new projects; market price of precious and base metals; expectations regarding future price assumptions, financial performance; or other statements that are not statements of historical fact.

18

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2025
(Expressed in Canadian dollars, unless otherwise indicated)

Forward-looking statements are necessarily based upon a number of estimates and assumptions, including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management's experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material assumptions used to develop the forward-looking statements herein include assumptions that (1) political and legal developments in jurisdictions where Western operates, or may in the future operate, being consistent with Western's current expectations, (2) prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates will not change in a materially adverse manner, (3) requisite capital and financing will be available on acceptable terms, (4) equipment and personnel required for permitting, construction and operations will be available on a continual basis, (5) no unforeseen disruptions or delays, unexpected geological or other effects, equipment failures, or permitting including any disruptions caused any future pandemics or any other unforeseen disruptions or delays that would have an adverse effect on Western's operations, (6) equipment, labour and materials costs increasing on a basis consistent with Western's current expectations, and (7) general economic, market or business conditions will not change in a materially adverse manner and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Western and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, history of losses and negative operating cash flow; risks inherit to mineral exploration and development activities; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; risks related to the potential loss of the Company's properties; uncertainty as to timely availability of permits and licenses and other governmental approvals; risks related to the Company's dependence on a single project; title risks; price fluctuations of the Common Shares; risks surrounding statutory and regulatory compliance; risks surrounding environmental laws and regulations; risks surrounding land reclamation costs; operational risks surrounding the remote location of assets; risks surrounding Western's ability to maintain its infrastructure; risks involved in fluctuations in gold, copper and other commodity prices; uncertainty of estimates of capital and operating costs, recovery rates, production estimates, and estimated economic return; changes in project parameters as plans continue to be refined; risks related to the cooperation of government agencies and Indigenous peoples in the exploration and development of Western's property; volatility in the price of metals; climate change risks; risks related to fluctuations in currency exchange rates; risks surrounding dilution of the Common Shares; dependence on members of management and key personnel; competition risks; inflation risks; risks related to macro-economic factors including global financial volatility; potential natural disasters, terrorist acts, health crises and future pandemics; risks related to the need to obtain additional financing to develop the Company's property and uncertainty as to the availability and terms of future financing; litigation risks; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; risks related to potential acquisitions and the integration thereof; risks related to operations; risks related to the feasibility study and the possibility that future exploration and development will not be consistent with the Company's expectations; risks related to joint venture operations; conclusions of economic evaluations; possible variations in mineral reserves, mineral resources, grade or recovery rates; insurance risk; reclamation costs; risks related to conflicts of interest; risks related to internal controls; tax risks, specifically related to the Company's classification as a "passive foreign investment company" under the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; risks related to information technology and cybersecurity; risks related to regulatory compliance; the Company's history of not paying dividends; and risks related to shareholder activism; impact of any global pandemics and the Russian invasion of Ukraine; and other risks and uncertainties disclosed in the AIF and Form 40-F, each of which provide for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A.

19

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2025
(Expressed in Canadian dollars, unless otherwise indicated)

Although Western has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements may prove to be inaccurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events unless required by applicable securities law.

Non-GAAP Measures and Other Financial Measures

Alternative performance measures in this MD&A, such as "cash cost" and "free cash flow", are used to provide additional information. These non-GAAP performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess performance of the Company's property and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standard meaning within IFRS accounting standards and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS accounting standards.

CAUTIONARY NOTE TO U.S. INVESTORS

The MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this MD&A, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The definitions of these terms and other mining terms, such as "inferred mineral resource," differ from the definitions of such terms, if any, for purposes of the disclosure requirements of the United States Securities and Exchange Commission (the "SEC").

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company's mineral deposits may not be comparable to similar information made public by issuers subject to the SEC's reporting and disclosure requirements applicable to domestic United States issuers.

20